September 12, 2025

Darren L. Richman
Chief Executive Officer and President
Millrose Properties, Inc.
600 Brickell Avenue, Suite 1400
Miami, FL 33131

       Re: Millrose Properties, Inc.
           Draft Registration Statement on Form S-4
           Submitted September 3, 2025
           CIK No. 0002017206
Dear Darren L. Richman:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4 submitted September 3, 2025 Conditions to the Completion of the Exchange Offer, page 110

1. In the first bullet point on page 111, briefly explain what is meant by a "limitation on prices for, securities on any national securities exchange..."
2. Refer to the following sentences in the second to last paragraph in this section, on
       page 112: "Lennar   s failure to exercise its rights under any of the
above conditions
       does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Lennar at any time." If an offer condition is "triggered" during the offer period, Lennar must promptly inform shareholders of this fact and indicate whether it will waive the condition and proceed with the offer, or assert it to terminate. The quoted language suggests Lennar may wait until the end of the offering period to
       "assert" a condition which occurred at an earlier date. Please revise. September 12, 2025
Page 2

Legal and Other Limitations; Certain Matters Relating to Non-U.S.
Jurisdictions, page 113

3. While a bidder is not required to distribute offer materials outside the United States,
       Rule 13e-4(f)(8)(i) requires that the offer be open to all holders of the subject securities. Please advise how the disclosure in this section purporting to restrict certain target shareholders from participating in the offer is consistent with the all-
       holders provisions in Rule 13e-4(f)(8)(i), or revise. See also, Section II.G.1 in Release
       33-8957 (October 9, 2008) (discussing the fact that it is inappropriate for a bidder to attempt to shift the burden of compliance with a jurisdiction's securities laws to target security holders in that jurisdiction).
        Please contact Christina Chalk at 202-551-3263, Benjamin Holt at 202-551-6614, or
Isabel Rivera at 202-551-3518 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Zachary N. Wittenberg